UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Notice of Grupo Aval Acciones y Valores S.A. General Shareholders Meeting to be held on March 30, 2012
2.	Proposed distribution of profits as of December 31, 2011
3.	Relevant information

Item 1

GRUPO AVAL ACCIONES Y VALORES S.A.
GENERAL SHAREHOLDERS MEETING
CALL

The Board of Directors and the Chairman of Grupo Aval Acciones y Valores S.A. hereby call the common shareholders to the Ordinary General Shareholders Meeting to be held on Friday March 30, 2012, at 9:00 am, at the Assembly Hall of Banco de Bogota S.A., located at Calle 36 No. 7-47, first floor, Bogotá D.C.

The proposed agenda is as follows:

1. Verification of quorum.
2. Reading and approval of agenda.
3. Appointment of the committee that shall approve the minutes of the meeting.
4. Report of the Board of Directors and the Chairman.
5. Individual and consolidated financial statements at December 31, 2011.
6. Auditor opinions.
7. Consideration and approval of reports, financial statements and their attachments for the second half of the year 2011.
8. Review and approval of the proposed distribution of profits.
9. Election of the Board of Directors and determination of their remuneration.
10. Election of Auditor and determination of the remuneration.
11. Proposals and others.

In compliance with legal and statutory requirements, financial statements at December 31, 2011 and other documents required by law shall remain available to the Shareholders for the term established by law at the offices of the General Secretariat, located at Carrera 13 No. 26 A - 47, Piso 26, Bogota D.C.

In order to expedite the issuance of credentials, please confirm your assistance to DECEVAL (telephone number in Bogota: 3 07 71 27 in Bogota D.C., telephone number elsewhere in the country: 018000 111901). It is advisable that the proxies of the Shareholders exhibit the powers of attorney granted to them prior to the date of the meeting at Calle 67 # 7-35, Torre B, Piso 5, Bogotá D.C.

Luis Carlos Sarmiento Gutierrez
Chairman Grupo Aval Acciones y Valores S.A.

Bogota, March 7, 2012

Item 2

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
AS OF DECEMBER 31, 2011

GENERAL SHAREHOLDERS MEETING
(Colombian GAAP)
			(in Ps)

Net Income			$667,561,545,020.00

Plus:

Release of occasional reserves
for disposal at the general shareholders meeting			$2,194,212,260,042.32

Total Income Available to the general shareholders meeting			$2,861,773,805,062.32

To distribute a cash dividend of
$ 3,60 per share per month during the months of
april 2012 to september 2012, including these two months,
like this:			400,718,155,384.80

Over 18,551,766,453 common and preferred
outstanding shares	$

Follow-on occasional reserves		400,718,155,384.80

Dividends shall be paid within the first ten
(10) days of each month to those shareholders
that hold that qualify when each payment is due,
according to the regulation in force and in proportion to the amount paid thereof.

Note: In accordance with Decree 4766 of 2011, dividends shall be paid, in the month of april 2012, from the third trading day following the approval  of the proposed distribution of profits by the general shareholders meeting.

Occasional reserve for disposal at
the general shareholders meeting			$2,461,055,649,677.52

TOTAL			$2,861,773,805,062.32

Item 3

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") reports that the unconsolidated financial statements of the company at December 31, 2011, to be submitted for consideration by the General Shareholders Assembly at its ordinary meeting to be held on March 30, 2012, take into consideration the rules on recognition of investment reappraisal set forth in Articles 10 and 61 of Decree 2649 of 1993 and Decree 2650 of 1993, and for this reason the reappraisal line item increased by $6,449,838 million as compared to the financial statements at June 30, 2011 in Colombian GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel